FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 7, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom
IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Walfisch Rita	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Summary Report of Magyar Telekom

Budapest — May 7, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, hereby publishes its summary report related to its annual report for business year 2009, in accordance with Article 53 (1) of the Capital Markets Act.

The publications below are available on the website of Magyar Telekom (www.telekom.hu) under the Investor Relations section, on the website of the Budapest Stock Exchange (www.bse.hu) as well as on kozzetetelek.hu, a website operated by the Hungarian Financial Supervisory Authority.

Date	Subject, short content
April 20, 2009	Summary Report of Magyar Telekom
April 29, 2009	General Meeting approves MakTel dividend
April 30, 2009	Number of voting rights at Magyar Telekom Plc. as of April 30, 2009
April 30, 2009	General Meeting approves Crnogorski Telekom dividend and legal merger
May 7, 2009	Magyar Telekom first quarter 2009 results - Public guidance maintained despite recessionary impact
May 13, 2009	Update on law suit against Magyar Telekom
May 15, 2009	Management share sale at Magyar Telekom
May 20, 2009	Articles of Associaton of Magyar Telekom as approved by the General Meeting held on April 2, 2009
May 21, 2009	Magyar Telekom files Form 20-F for fiscal year 2008
May 21, 2009	Magyar Telekom Form 20-F annual report for the fiscal year ended December 31, 2008
May 25, 2009	Magyar Telekom’s Board of Directors proposes the merger of Magyar Telekom and T-Kábel
May 29, 2009	Magyar Telekom Group acquires hospital information system application services company
May 29, 2009	The Board of Directors of Magyar Telekom Plc. notifies shareholderes that the company will hold its Extraordinary General Meeting on June 29, 2009
May 29, 2009	Informative to the shareholders of Magyar Telekom Plc. in connection with the merger of T-Kábel Hungary Ltd. and Dél-Vonal Ltd. into and with Magyar Telekom Plc.
May 29, 2009	Number of voting rights at Magyar Telekom Plc. as of May 29, 2009
June 12, 2009	Submissions for the Extraordinary General Meeting of Magyar Telekom Plc. to be held on June 29, 2009
June 17, 2009	Crnogorski Telekom’s EGM approves extraordinary dividend
June 29, 2009	Magyar Telekom’s Extraordinary General Meeting decides on further integration of the Group
June 29, 2009	Resolutions of the Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2009
June 30, 2009	Number of voting rights at Magyar Telekom Plc. as of June 30, 2009
July 10, 2009	Multiplatform content services to be launched by Magyar Telekom Group
July 28, 2009	Personnel changes in the Supervisory Board and Audit Committee of Magyar Telekom
July 31, 2009	Number of voting rights at Magyar Telekom Plc. as of July 31, 2009
August 6, 2009	Magyar Telekom First half 2009 results: Continued focus on cost cutting and customer retention, revised 2009 guidance
August 14, 2009	Law Suit against Magyar Telekom
August 31, 2009	Number of voting rights at Magyar Telekom Plc. as of August 31, 2009
September 1, 2009	Registration of Shareholders Resolutions
September 1, 2009	New integrated Strategy and Corporate Development Unit at Magyar Telekom
September 16, 2009	Magyar Telekom reaches agreement with trade unions

September 21, 2009	Management share sale at Magyar Telekom
September 22, 2009	Magyar Telekom gives notice on the extension of the Hungarian government investigation related to the ongoing internal investigation
September 22, 2009	Magyar Telekom announces change in shareholder voting rights
September 30, 2009	Number of voting rights at Magyar Telekom Plc. as of September 30, 2009
October 1, 2009	Articles of Association of Magyar Telekom Plc. effective after the merger (September 30, 2009)
October 20, 2009	The dividend paid for year 2007 continues to qualify as dividend
October 30, 2009	Number of voting rights at Magyar Telekom Plc. as of October 30, 2009
November 5, 2009	Magyar Telekom First nine months 2009 results - Difficult economic environment continues to put pressure on revenues; cost efficiency remains the key priority
November 17, 2009	Magyar Telekom announces signing of share purchase agreement to sell Orbitel
November 30, 2009	Number of voting rights at Magyar Telekom Plc. as of November 30, 2009
December 3, 2009	Magyar Telekom Announces Receipt of Final Report of the Audit Committee’s Internal Investigation
December 9, 2009	Update on the law suit regarding the 2008 shareholders’ resolutions
December 16, 2009	Magyar Telekom rejects the unfounded rumors
December 31, 2009	Number of voting rights at Magyar Telekom Plc. as of December 31, 2009
January 15, 2010	Launch of voluntary public offer for all outstanding shares in Első Pesti Telefontársaság Plc.
February 1, 2010	Number of voting rights at Magyar Telekom Plc. as of January 31, 2010
February 25, 2010	Report on the full year 2009 results of Magyar Telekom - Economic environment continues to affect top-line performance; strong market positions maintained amidst intense competition
February 26, 2010	Magyar Telekom’s Board of Directors proposes to the General Meeting to provide authorization for the purchase of ordinary Magyar Telekom shares
February 26, 2010	Magyar Telekom’s Board of Directors announces dividend proposal for 2009 earnings
March 1, 2010	Number of voting rights at Magyar Telekom Plc. as of February 28, 2010
March 3, 2010	Change in the Supervisory Board of Magyar Telekom
March 5, 2010	Disclosure according to Section 312/A. of the Hungarian Companies Act
March 5, 2010	The Board of Directors of Magyar Telekom notifies the Shareholders that the Company will hold its Annual General Meeting on April 7, 2010
March 11, 2010	Magyar Telekom wins award for Best Corporate Governance in Hungary
March 11, 2010	Magyar Telekom announces the expansion of its client service portfolio by taking the first steps to entering the Hungarian retail electricity and gas market
March 16, 2010	Submissions to the Annual General Meeting of Magyar Telekom Plc. to be held on April 7, 2010
March 23, 2010	Update on the law suit regarding the 2008 shareholders’ resolutions
March 24, 2010	Magyar Telekom files Form 20-F for Fiscal Year 2009
March 24, 2010	Magyar Telekom Form 20-F annual report for the fiscal year ended December 31, 2009
March 31, 2010	Number of voting rights at Magyar Telekom Plc. as of March 31, 2010
April 7, 2010	Magyar Telekom Annual Report 2009
April 7, 2010	Magyar Telekom holds Annual General Meeting
April 8, 2010	Resolutions of the Annual General Meeting of Magyar Telekom Plc. held on April 7, 2010
April 13, 2010	Magyar Telekom announces share ownership of new members of its corporate governance bodies
April 13, 2010	Result of the voluntary public offer for all outstanding shares in Első Pesti Telefontársaság Plc. and the subsequent exercise of Magyar Telekom’s purchase right
April 14, 2010	Annual Reports of Magyar Telekom prepared in accordance with IFRS and HAR for the year ended December 31, 2009
April 14, 2010	Corporate Governance Report of Magyar Telekom approved by the General Meeting held on April 7, 2010
April 21, 2010	Announcement of Magyar Telekom Plc. regarding dividend payment for business year 2009

April 21, 2010	Magyar Telekom Announces Organizational and Management Changes
April 30, 2010	Number of voting rights at Magyar Telekom Plc. as of April 30, 2010
May 7, 2010	New proceedings against Magyar Telekom

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: May 7, 2010